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                                                                 Exhibit 8(aaaa)

September 3, 2008

Janus Adviser Series
151 Detroit Street
Denver, Colorado 80206

Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement dated September 3, 2008, provides for compensation payable to Janus Capital Management LLC ("JCM" with respect to Janus Adviser Modular Portfolio Construction Fund (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from the date the Fund commences operations until December 1, 2009, under the following conditions:

     In the event the operating expenses allocated to any class of the Fund (excluding any expenses of an underlying fund), including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.45% of the Fund's average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess, provided, however, there shall be excluded from such expenses the fees payable by Class A Shares, Class C Shares and Class S Shares of the Fund pursuant to a Rule 12b-1 Plan, the administrative services fee payable by Class S Shares of the Fund pursuant to the Transfer Agency Agreement, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, acquired fund fees and expenses and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitation, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expense or fees were allocated.

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     This waiver/reimbursement paid by JCM to the Fund or any fee reduction by
     JCM pursuant to this letter, for a three year period commencing with operations of the Fund, JCM shall be permitted to recoup such reimbursement or fee reduction from the Fund, provided that at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.45% of average daily net assets. This provision survives the term of this letter.

This waiver/reimbursement will continue in effect until December 1, 2009, unless extended.

This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Adviser Series, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC            JANUS ADVISER SERIES


By: /s/ Gregory A. Frost                By: /s/ Stephanie Grauerholz-Lofton
    ------------------------------          ------------------------------------
    Gregory A. Frost                        Stephanie Grauerholz-Lofton
    Chief Financial Officer and             Vice President, Secretary and
    Executive Vice President                Chief Legal Counsel